June 16, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Alderwoods Group, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 13, 2006

Form 10-Q for the fiscal quarter ended March 25, 2006
Filed May 1, 2006

File No. 000-33277

Dear Mr. Spirgel:

We are in receipt of your review letter dated May 16, 2006, which relates to the above referenced filings. The following are our responses to your comments. For ease of review we have reproduced your comments below along with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2005

Critical Accounting Policies, page 22

1.               We note from your critical accounting policy disclosures on page 24, that you “carried forward” the 2003 goodwill valuation to perform the annual goodwill impairment tests in fiscal 2004 and 2005, and that there was no indication of an impairment in fiscal 2003, 2004 or 2005. You state that there were no significant changes in the key parameters used in the valuation exercise and no significant change in your continuing operations from 2003 to 2005. However, on page 4, you state that you identified 154 funeral locations in 2002, 2003 and 2004 for disposal, which extends past the date of the October 2003 valuation. Please tell us how you contemplated the cash flows of those funeral homes identified in 2004 for disposal, in your goodwill impairment analysis in 2004 and 2005.

Company Response

Disposed locations in fiscal 2004 consist of those locations previously identified for disposal in 2002 and 2003, and 6 additional funeral locations that were identified for disposal in 2004 under the Company’s strategic market rationalization program. These 6 additional locations had EBITDA of approximately $400,000 in fiscal 2003.  This compares to the 730 funeral locations identified as continuing operations, with corresponding EBITDA in fiscal 2003 of $105 million. The cash flows from those locations identified for disposal in 2004 were considered as ongoing operations in the 2003 goodwill valuation. The Company considers the effect of these additional locations not to be a significant change to the parameters used in the 2003 valuation of the funeral reporting unit.

2.               Further, you state that if the discount rate used for the analysis as of October 4, 2003 had been half a percent higher, the estimated fair value of the reporting unit would have been equal to its carrying value. Please tell us what discount rates you used in your 2003, 2004 and 2005 goodwill impairment analyses. Further, it is not clear why you would present sensitivity analysis based on 2003 parameters in the disclosures in your fiscal 2005 annual report. Provide us with a sensitivity analysis based on the discount rate employed in 2005 and related carrying values.

Company Response

The discount rate used in the 2003 goodwill valuation was 10.5%. In assessing changes to the key parameters in the goodwill valuation, the Company used a discount rate of 11.0% for 2004 and 10.2% for 2005.

In fiscal 2003, the Company determined the fair value of the funeral reporting unit by performing a valuation in accordance with the guidance prescribed in paragraphs 23-25 of SFAS No. 142. The Company carried forward the 2003 determination of fair value to 2004 and 2005, as there were no significant changes in the key parameters used in the valuation exercise and no significant changes in the Company’s overall operations from 2003 to 2004 and 2005. The analysis indicated the fair value of the funeral reporting unit exceeded its carrying value. In performing this comparison, the Company performed the Step 1 analysis by comparing fair value of the funeral reporting unit with its carrying amount, including goodwill. In 2004, the increased discount rate was offset by the decrease in carrying value of the funeral home reporting unit. For both the 2004 and 2005 carry forward of the 2003 valuation, the Company believes that it has met the criteria established in paragraph 27 of SFAS 142.

The sensitivity analysis presented on page 4 of the 2005 annual report is reflective of the most recent complete valuation exercise.  The Company believes the determination of sensitivity requires the full Step 2 valuation. As the Company did not perform a full step 2 valuation in 2004 and 2005, the sensitivity analysis has not been updated as the Company’s assessment indicated that there were no significant changes in the key parameters used in the valuation exercise and also no significant changes in the Company’s overall operations from 2003 to 2004 and 2005.

The following table presents a comparison based on the Step 1 analysis of identifying potential impairment by comparing fair value of the funeral reporting unit with its carrying amount, including goodwill for fiscal 2003, 2004 and 2005.

	2003	2004	2005
Fair Value (2003 Valuation) (1)	$900M	$900M	$900M
Carrying Value	$849M	$807M	$787M
Excess of fair value over carrying value	$51M	$93M	$113M
Discount rate	10.5%	11.0%	10.2%
Estimated fair value recalculated by change in discount rate	$900M	$850M	$930M
Revised excess of estimated fair value over carrying value (2)	$51M	$43M	$143M

(1)            Fair value of funeral reporting unit assumed not to change as there were no significant changes in the key parameters.

(2)            We believe the sensitivity details disclosed based on the 2003 valuation are still relevant in 2004 and 2005.

The Company proposes a revision to the goodwill critical accounting policy outlined below to better reflect these facts.

Valuation of Goodwill

Goodwill of the funeral reporting unit is not amortized. It is tested annually, as well as on the occurrence of certain significant events, as prescribed by relevant accounting requirements, to determine whether or not the carrying value has been impaired. Such testing consists of two steps. The first step is to identify potential impairment by comparing the fair value of the funeral reporting unit with its carrying amount, including goodwill. If the carrying value of the funeral reporting unit exceeds the fair value, step two is performed. This entails determining an estimated fair value of goodwill (“implied goodwill”) for comparison to the carrying amount of goodwill, to assess whether or not impairment has occurred. Impairment occurs when the estimated fair value of goodwill associated with the funeral reporting unit is less than the respective carrying amount of such goodwill, resulting in a write down of the carrying value to the estimated fair value of goodwill. Determination of the estimated fair value of goodwill consists of determining the estimated fair value of the funeral reporting unit in total, and allocating such value to the estimated fair value of the assets and liabilities of the funeral reporting unit, in a method similar to purchase accounting. The determination of the estimated fair value of the funeral reporting unit involves many complex assumptions, including underlying cash flow projections, estimated discount rates and residual values.

While the Company believes that its assumptions and estimates have been reasonable and appropriate, different assumptions and estimates could materially impact the Company’s reported financial results. The Company’s most recent valuation of the funeral reporting unit as of October 4, 2003, determined that the estimated fair value of the funeral reporting unit exceeded its carrying value. The Company carried forward the 2003 [goodwill -delete] valuation to 2004 and 2005, as there were no significant changes in the key parameters used in the valuation exercise and no significant change in the Company’s continuing operations from 2003 to 2005.

The discount rate used for the most recent valuation of the funeral reporting unit as of October 4, 2003, was determined based on assumptions regarding the current interest rate environment and desired capital structure. If the discount rate for the analysis of the funeral reporting unit as of October 4, 2003 had been estimated at 0.5% higher, the estimated fair value of the funeral reporting business unit would have been approximately $50 million lower, and the fair value of the funeral reporting unit would have been equal to its carrying value. The estimated cash flows used for the analysis as of October 4, 2003, were determined based on the Company’s projections. If the annual cash flows were reduced by 3% and the discount rate was left unchanged, the estimated fair value of the funeral reporting unit would have been approximately $50 million lower as of October 4, 2003 and the fair value of the funeral reporting unit would have been equal to its carrying value.

3.               We note that you used an independent third-party valuation expert to assess the fair value of the funeral reporting unit. While you are not required to refer to this independent valuation, when you do, you should also disclose the name of the expert and include the experts consent as an exhibit. Revise your future filings to either disclose the name of the expert and include their consent, or alternatively, delete this reference. If you decide to delete your reference to the independent valuation, you should revise your disclosures to describe the method and significant assumptions used in the valuation.

Company Response

The Company proposes to delete the reference to the independent valuation. A revision to the goodwill critical accounting policy for future filings will include the additional disclosure outlined below.

The fair value of the funeral reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the funeral reporting unit, the useful life over which cash flows will occur, and determination of the weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for the funeral reporting unit.

Table of Contractual Obligations, page 51

4.               It appears that you have not included interest payments on your long-term debt. In future filings, please revise the table to include your obligation to pay interest.

Company Response

We note your comment and will revise the contractual obligations table in future filings to reflect an additional line item entitled “Interest obligations on long-term debt”.

Consolidated Statement of Cash Flows, Page 64

5.               We understand that you are currently presenting the net changes in balance sheet line items associated with pre-need receivables and deferred revenue in the line item entitled “Other,” which is classified within cash provided by operating activities on the cash flow statement. We do not believe that this net presentation, with all activities being classified within operating activities, complies with the requirements of SFAS No. 95 “Statement of Cash Flows.” It is not clear to us where the change in the balance sheet line item entitled “non-controlling interest in funeral and cemetery trusts” is presented. Please explain. Your response to this comment should detail a cash flow presentation that is compliant with SFAS No. 95, while also presenting meaningful information to an investor to enable them to better understand the underlying cash flows. We recognize that this represents a change from your historical manner of presenting cash flows related to the activities of the pre-need funeral and cemetery merchandise and service trusts and cemetery perpetual care trusts. To the extant that any change in classification would require information that you currently do not track (for example, gross movements within the investment portfolio), please note that in your response
At a minimum, your response to this comment letter should address how you believe each of the following cash flows should be classified, citing appropriate portions of SFAS No. 95 to support your position:

•                  the refundable deposit originally made by the customer for services to be performed at some future date;

•                  the transfer of this deposit from the company to the trust, where it is invested as part of a larger investment portfolio;

•                  cash received for interest and dividends related to earnings of the investment portfolio;

•                  the reinvestment of these interest and dividends within the investment portfolio;

•                  if the interest and dividends are not reinvested within the investment portfolio, specify what they are used for, and how they should be classified; and

•                  the removal of funds from the investment portfolio once state requirements have been met, and the transfer of these funds from the trust back to the company.

This list may not be all inclusive, so if there are other associated cash inflows and outflows that you believe relevant to this discussion, they should also be addressed. Please also address any other relevant disclosures, such as information related to non-cash investing and financing activities associated with these trusts. We note the disclosures you have included in note 13 on page 97 with respect to restricted cash investing and financing activities. It is not clear what these disclosures represent. Please clarify. Further, it appears that these cash flows may be material to your company, and if so, you should address them in the liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows as depicted in the statement of cash flows, and the reasons underlying those changes. Please refer to the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at: http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Company Response

We acknowledge the staff’s comment with respect to trust cash flows. We are currently working with other industry participants (Service Corporation and Stewart Enterprises) together with KPMG and PWC to draft an industry response. Together with these participants, it is our intent to file a response by June 23, 2006.

6.               We note that you present the purchase of insurance invested assets and the proceeds on disposition and maturities of insurance invested assets in the investing section of your statement of cash flows. In a similar fashion to the preceding comment, please tell us about all the material cash flows, including receipt of premium payments, associated with your insurance segment and the basis of presentation in the cash flow statement.

Company Response

Appendix A shows the material cash flows associated with the Company’s insurance segment and demonstrates how these cash flows are depicted in the Company’s statement of cash flows, including accompanying disclosures.

7.               We refer to your presentation of cash outflows for property and equipment in the investing section of your statement of cash flows. Based upon your disclosure on page 46 of your annual report, it appears that you present the cash outflows for property and equipment net of insurance assets. Please clarify what these insurance assets represent and why you believe it is appropriate to net these against capital expenditures. Please cite the paragraph in SFAS No. 95 that supports this presentation.

Company Response

The intent of this disclosure by the Company was to present the 3 items that impacted the change in net cash used in continuing investing activities for the 12 weeks ended December 31, 2005 compared to the corresponding period in 2004. The Company proposes the following revision for both the 12 week and 52 week disclosure to future filings:

Net cash used in continuing investing activities was $16.2 million for the 12 weeks ended December 31, 2005, compared to $12.9 million for the corresponding period in 2004. The increase of $3.3 million was primarily due to the following 3 components (i) $5.3 million in net purchase of insurance invested assets, (ii) an increase in property and equipment purchases of $2.5 million and (iii) Hurricane Katrina insurance proceeds of $4.1 million.

Net cash used in continuing investing activities was $69.0 million for the 52 weeks ended December 31, 2005, compared to $67.9 million for the 52 weeks ended January 1, 2005. The increase of $2.1 million was primarily due to the following two components (i) an increase of $5.3 million in purchase of property and (ii) a decrease of $4.4 million in net purchase of insurance assets.

8.               We note that in 2005 you received $4.1 million as an advance payment from your insurance carriers for claims submitted. Please tell us whether and how this receipt is reflected in your consolidated statements of cash flows. The classification of proceeds should be based on the nature of the loss covered by the insurance policy.

Company Response

As noted in the preceding comment, the Company recorded the Hurricane Katrina insurance proceeds of $4.1 million as a cash inflow from continuing investing activities — proceeds on disposition of business assets. The classification of these proceeds is based on the guidance provided in FASB Statement 95 paragraph 22c that requires the classification of cash flows based on the nature of the insurance coverage. This classification was based on the proceeds received being related to insurance coverage for destruction of buildings.

Form 10-Q for the Fiscal Quarter Ended March 25, 2006

Note 2. Summary of Significant Accounting Policies, page 5

Stock-based Compensation Plans, page 5

9.               In the first interim period when SFAS No. 123R is adopted, you are required to include the disclosures set forth in paragraphs 64-65, 84, and A240-A242 in Form 10-Q. We believe you have only included a portion of the disclosures required by paragraph 84. Please amend your Form 10-Q for the fiscal quarter ended March 25, 2006 to include these required disclosures. Refer to question 1 in Section H of SAB 107 for further guidance.

Company Response

We note your comment and agree that the disclosures set forth in paragraphs 64-65, 84, and A240-A242 of SFAS 123R were not complete in our Q1 Form 10-Q filing and present our proposed revised disclosure in Appendix B.

Please note that the revised disclosure is presented in three sections. The first section is a repeat of the information presented on pages 86-88 of the Company’s fiscal 2005 Form 10K filing. The second section presents the same information provided in our Q1 Form 10Q filing; however this information is presented in a different format to that presented in our Form 10-Q filing for the 12 weeks ended March 25, 2006. The final section is the addition of the weighted average exercise prices and stock option continuity table disclosures required by paragraphs A240-A242 of SFAS 123R. As the tables demonstrate, the activity during the quarter was not material with respect to exercises and cancellations. With respect to option grants, as there were no grants during the current quarter or the comparative quarter, the disclosure requirements of SFAS 123R paragraph A240(e) (2) are not presented.

Given the activity of the Company’s stock based compensation plans during the 12 weeks ended March 25, 2006 was not material and the nature of the majority of other additional disclosures requested for the Q1 2006 Form 10-Q filing, are available to financial statement readers in the fiscal 2005 Form 10-K filing, we believe that these additional disclosures are not material to the financial statement reader to warrant a restatement of the Q1 2006 Form 10-Q filing. We propose to revise prospectively the proposed disclosure for our Q2 2006 Form 10-Q filing.

10.         We note that you applied the modified-prospective transition method. Accordingly, please revise to include a statement that the financial statements for prior periods do not reflect any adjusted amounts. In other words, that prior periods do not include compensation cost calculated under the fair-value method. Please refer to question 1 in section H of SAB 107 for further guidance.

Company Response

We note your comment and present our proposed revised disclosure for future filings of the Company as outlined below and in Appendix B.

As the Company adopted the modified prospective-transition method of SFAS 123R, results for the 12 weeks ended March 26, 2005 have not been restated.

11.         We refer to your pro forma disclosures for the twelve weeks ended March 25, 2006. Please revise to clarify that the amounts included in the column entitled, “SFAS No. 123R adjustments” represents stock based compensation expense recorded in accordance with SFAS No. 123R that are now included in your reported results of operations.

Company Response

We note your comment. We propose the following revised disclosure for future filings of the Company as presented in Appendix B.

As a result of the adoption of SFAS 123R for the 12 weeks ended March 25, 2006, income from continuing operations before income taxes was reduced by $2,341,

income from continuing operations was reduced by $2,264, and net income was reduced by $3,506. Basic and diluted earnings per share were both reduced by $0.09 for the 12 weeks ended March 25, 2006.

12.         If applicable, and in accordance with paragraph 84 of SFAS 123R, revise to include the effect of the change from applying the original provisions of SFAS No. 123 on cash flows from operations and cash flows from financing.

Company Response

We note your comment and present our proposed revised disclosure for future filings of the Company as outlined below and in Appendix B.

The Company recorded stock-based compensation expense for equity incentive plans of $888,000 for the 12 weeks ended March 25, 2006. This expense resulted in an addback to operating cash flows of $888,000 in the 12 weeks ended March 25, 2006, with net operating cash flows remaining unchanged. The tax benefit associated with compensation expense for the 12 weeks ended March 25, 2006 is not significant and no option value has been capitalized to a balance sheet asset.

13.         Because the tables on pages 8 and 9 of your Form 10-Q are identical in presentation, it is difficult to understand the difference between the two. For awards that were previously accounted for under the intrinsic value method of Opinion 25, you are simply required to continue to provide the pro forma disclosures required by SFAS No. 123. Please revise the table on page 9 of your Form 10-Q to be similar in style to the table presented on page 9 of your fiscal 2005 10-K. We believe this table, which is required by paragraph 84 of SFAS No. 123R, will clearly indicate to a reader that stock-based compensation determined under the fair value method was not included in your historical reported results for the fiscal quarter of 2005.

Company Response

We note your comment and have revised the table disclosure as presented in Appendix B to comply with the pro forma disclosures required by SFAS 123 as outlined in paragraph 84 of SFAS 123R.

*   *   *   *

Please contact me should you have any additional questions.

Sincerely,

/s/ Kenneth A. Sloan

Kenneth A. Sloan
Executive Vice President, Chief Financial Officer
(Principal Financial Officer)

cc:           KPMG LLP, Vancouver

Alderwoods Group Inc.	Appendix A
Summary Cash Flow Insurance

Cash Flows
Example (Simplified) Transactions:	Operating	Investing	Financing

1 New Policy - Premium Receipt	xxx
2 Purchases of investments		(xxx)
3 Maturities of investments		xxx
4 Investment income (interest dividends & other)	xxx
6 Death Benefit Paid	(xxx)

Appendix B

Stock Based Compensation Plans

Director Compensation Plan

Pursuant to the Company’s Director Compensation Plan (the ”Director Compensation Plan”), each director of the Company who is not an employee of the Company or any of its subsidiaries has the option of receiving his or her annual base retainer and attendance fees in cash, Common Stock or a combination thereof. Further, each participant may elect to have Common Stock paid in the form of deferred Common stock (“Deferred Stock”), which will be credited to a booking account in the name of the participant. The Deferred Stock is subject to a deferral period during which the participant has no right to transfer any rights under his or her Deferred Stock and has no other rights of ownership therein. The Company has reserved 100,000 shares of Common Stock for issuance as compensation in lieu of cash under the Director Compensation Plan.

Employee Stock Purchase Plan

In 2005, the Company’s shareholders approved the adoption of a compensatory employee stock purchase plan to provide for the purchase on the open market, to a maximum of 1,100,000 shares of Common Stock of the Company. Eligible employees may authorize payroll deductions of up to 5% of their regular base salary to purchase shares of Common Stock of the Company on the open market on a monthly basis. The Company will make a cash contribution to purchase shares of Common Stock of the Company as additional compensation to each participant equal to 50% of the employee’s contribution for that month.

2005-2007 Executive Strategic Incentive Plan

The 2005-2007 Executive Strategic Incentive Plan, approved by the Board of Directors on July 21, 2005, is a performance based compensation plan designed to motivate and reward the senior management team for achieving shareholder value objectives. The plan provides cash awards to the senior executives based on the Company’s Common Stock reaching the threshold of an average price of $17.00 for the period from December 1, 2007 to December 31, 2007. The amount of the cash award increases the more the stock price exceeds the $17.00 threshold target price. Achieving an average stock price of $17.00 results in an aggregate cash award of $5,600,000. Achieving an average stock price of $18.00 results in an aggregate cash award of $8,000,000. The aggregate cash award increases by $1.6 million for every $1.00 in appreciation of the average stock price beyond $18.00. In the event of a change in control of the Company, the cash awards would be calculated based upon the stock price on the date of the change in control and become payable within 30 days of the change in control.

2005 Equity Incentive Plan

In April of 2005, the Company’s shareholders approved the 2005 Equity Incentive Plan that permits the grant of (i) options to the employees and members of the Company’s Board of Directors, with or without tandem appreciation rights, and (ii) restricted Common Stock units. A total of 1,800,000 shares are reserved for grant under the plan. Stock options granted to date have 3-year terms and vest at a rate of 25% on the first, 25% on the second and 50% on the third anniversaries of the date of grant.

The tandem appreciation rights entitle the employee to exchange the employee’s option right for a number of shares equal in value to the appreciated value of the options. The exchange of the option for the tandem appreciation right requires an immediate exercise of the tandem appreciation right and will cause the immediate termination of the related option right. An exchange of an option right for a tandem appreciation right may only be made when the relevant option is otherwise exercisable. Although the options granted had an exercise price equal to or greater than the market value of the underlying Common Stock on the grant date, the number of shares to be issued upon exercise is not determinable as it is dependent upon the exchange of the option for a tandem appreciation right.

The restricted Common Stock units granted to date do not vest for the first three years after the date grant. Thereafter, the restricted Common Stock units vest in years 3 to 10 based upon the share price of the Company’s Common Stock. After three years of service, the restricted Common Stock units vest 70% at a $17 share price, and an additional 15% at a $17.50 share price and the final 15% at an $18 share price. Once granted, the restricted Common Stock units are not included in total shares outstanding and are not included in the weighted average number of common shares outstanding in each period used to calculate basic earnings per share until vested.

2002 Equity Incentive Plan

On January 2, 2002 the Company implemented the 2002 Equity Incentive Plan that permits the grants of stock options to the employees and members of the Company’s Board of Directors. A total of 4,500,000 shares are reserved for grant under the plan. Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. Except in certain cases, stock options have 3-year terms and vest at a rate of 25% on the first, 25% on the second and 50% on the third anniversaries of the date of grant.

Equity incentive plans and change in accounting policy

Prior to January 1, 2006, the Company accounted for employee stock-based awards under the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123R, “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires measurement of compensation cost for employee stock-based awards based upon fair value over the requisite service period for awards expected to vest. Furthermore, under SFAS 123R, liability based awards are recorded at fair value through to their settlement date

Pursuant to the provisions of SFAS 123R, the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123R is applied to new employee share-based payment awards granted or awards modified, repurchased or cancelled after December 31, 2005. Measurement and attribution of compensation cost for unvested awards at December 31, 2005, granted prior to the adoption of SFAS 123R, are recognized based upon the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, after adjustment for estimated forfeitures. Accordingly, SFAS 123R no longer permits pro-forma disclosure for income statement periods after December 31, 2005 and compensation expense will be recognized for all share-based payments earned after December 31, 2005 based on grant-date fair value.

The fair value of restricted stock units and the fair value of stock options are determined using the Black-Scholes valuation model, which is consistent with the valuation techniques previously utilized for options in the footnote disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. The Company recorded stock-based compensation expense for equity incentive plans of $888,000 for the 12 weeks ended March 25, 2006. This expense resulted in an adjustment to operating cash flows of $888,000 in the 12 weeks ended March 25, 2006. The tax benefit associated with compensation expense for the 12 weeks ended March 25, 2006 is not significant and no option value has been capitalized.

As a result of the adoption of SFAS 123R, income from continuing operations before income taxes was reduced by $2,341, income from continuing operations was reduced by $2,264, and net income was reduced by $3,506. Basic and diluted earnings per share were both reduced by $.09 for the 12 weeks ended March 25, 2006.

Executive strategic incentive plan

Prior to the implementation of SFAS 123R, no compensation expense was recorded in the 52 weeks ended December 31, 2005 as the stock price at December 31, 2005 was less than the threshold target price for the Executive Strategic Incentive Plan.

With the adoption of SFAS 123R, this incentive plan is classified as a liability based award resulting in the measurement of the estimated fair value at each reporting date, until December 31, 2007 when the actual liability is determined. The Company records an expense equal to the portion of the fair value relative to the term of the plan. The Company determines the fair value using a Monte Carlo model. This model uses term-to-expiry and stock price assumptions as at the measurement date, together with expected volatility, risk-free interest rate and dividend yield assumptions consistent with the valuation of the Company’s stock options. The adoption of SFAS 123R resulted in a cumulative effect of change in accounting principle of $1,242,000, which reflects the estimated accrued liability as of January 1, 2006 (fair value of $6,624,000, based on a stock price of $15.87), the adoption date of SFAS 123R. The estimated accrued liability as of March 25, 2006 of $2,695,000 (fair value of $9,584,000, based on a stock price of $16.84) reflects the additional compensation expense of $1,453,000 in the 12 weeks ended March 25, 2006.

Pro-forma disclosure

As the Company adopted the modified prospective-transition method of SFAS 123R, results for the 12 weeks ended March 26, 2005 have not been restated. If prior to December 31, 2005, the Company had elected to recognize compensation expense for its stock option plans, based on the fair value of the awards at the grant dates, net income and basic and diluted earnings per share would have changed for the 12 weeks ended March 26, 2005 to the following pro-forma amounts:

12 weeks Ended March 26, 2005
Net income, as reported	$13,136
Total stock-based employee compensation expense determined under fair value-based method, net of tax	(667)
Pro forma net income	$12,469
Net income per Common share:
Basic, as reported	$0.33
Basic, pro forma	0.31
Diluted, as reported	0.32
Diluted, pro forma	0.30

The following is a summary of the total number of outstanding stock options and restricted Common Stock units under both plans:

	Outstanding Options	Weighted Average Exercise Price	Outstanding Non vested Restricted Common Stock Units	Weighted Average Exercise Price
	(thousands)	(dollars per Common share)	(thousands)	(dollars per Common share)
Balance at December 31, 2005	5,031	$10.75	237	$15.99
Granted	—	—	—	—
Exercised	(7)	8.06	—	—
Cancelled	(19)	13.36	(5)	15.99
Balance at March 25, 2006	5,005	$10.68	232	$15.99

The following table summarizes information about stock options outstanding at March 25, 2006:

Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
			(dollars per		(dollars per

(dollars per Common share)	(thousands)	(in years)	Common share)	(thousands)	Common share)
$3.65 — $5.96	919	7.01	$3.65	459	$3.65
$5.97 — $7.59	1,030	6.25	7.47	1,030	7.47
$7.60 — $13.23	2,035	6.34	12.95	1,750	13.19
$13.24 — $15.99	1,021	9.34	15.99	—	—
	5,005			3,239

As of March 25, 2006, the aggregate intrinsic value for stock options outstanding and exercisable was $30,500,000 and $22,100,000, respectively.

For the 12 weeks ended March 25, 2006, cash received from the exercise of stock options was $60,000. As of March 25, 2006, the unrecognized compensation expense related to stock options totaling $9,500,000 is expected to be recognized over a weighted average period of 1.4 years.

Other information pertaining to option activity is as follows:

	12 weeks Ended March 25, 2006	12 weeks Ended March 26, 2005

Total fair value of stock options vested	$955	$811
Total intrinsic value of stock options exercised	62	188

During the 12 weeks ended March 25, 2006 and March 26, 2005, the Company did not issue stock options.

The Company uses the Black-Scholes option-pricing model for estimating the fair value of its stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected price volatility and option life. The expected option life is based on the Predecessor’s historical experience as well as the vesting periods and terms of the stock options. The Company uses expected volatility rates, which are based on a combination of the Company’s historical volatility rates, plus the historical volatility rates of other companies in the death care industry, trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.